The Annual Meeting of Shareholders of RCM Strategic Global Government Fund, Inc. was held on Thursday, November 12, 1998. The number of shares issued, outstanding and eligible to vote as of record date (September 1, 1998) was 30,515,800. Present were 29,344,959 shares represented by 180 proxies or 96.16% of the eligible voting shares tabulated. The matters voted upon by Shareholders and the resulting votes for each matter are presented below:
1. The existing investment management agreement between the Fund and Dresdner RCM Global Investors LLC was approved. The votes were cast: For (28,540,031), Against (293,027), Abstain
(511,900).
2. Francis E. Lundy was re-elected as to the Board of Directors for a term to expire in 2001 or until their successors shall be duly elected and qualified. The votes for Francis E. Lundy were cast: For (28,969,484), Withheld (375,475).
3. The selection by the Board of Directors of PriceWaterhouseCoopers L.L.P. as independent public accountants for the fiscal year ending January 31, 1999 was approved. The votes were cast: For (28,851,589), Against (142,013), Abstain (351,357).




RCM STRATEGIC GLOBAL GOVERNMENT FUND
SHAREHOLDER MEETING RESULTS (UNAUDITED)